UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
U.S.$100,000,000
Floating Rate Notes due 16 June 2026
(to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022)
Series No.: 1293-07-2

Filed pursuant to Rule 3 of Regulation AD
Dated:  2 August 2023

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 Floating Rate Notes due 16 June 2026 (Series No.: 1293-07-2) (the “Notes”) (to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022, and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 31 July 2023 (the “Pricing Supplement”), previously filed under a report of the ADB 31 July 2023.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2023, was filed under a report of the ADB dated 17 April 2023.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.  The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

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Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 31 July 2023, the ADB entered into a Terms Agreement, previously filed under a report of the ADB dated 31 July 2023, with The Bank of Nova Scotia, London branch (the “Manager”), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 102.127% of the principal amount of the Notes plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding 2 August 2023 (the “Issue Date”).  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be U.S.$102,919,752.92. It is expected that the delivery of the Notes will be made on or about 2 August 2023.

The Manager proposes to offer all the Notes to the public at the public offering price of 102.127% of the principal amount, plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding the Issue Date.

Item 3.	Distribution Spread

See the Pricing Supplement, pages 4 and 7, and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB
Per Unit	102.127%	0.00%	102.127%
Total	U.S.$102,919,752.92	U.S.$00.00	U.S.$102,919,752.92

*Plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding the Issue Date.

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Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

Item	Amount

Legal Fees	U.S.$15,000*
Listing Fees (Luxembourg)	U.S.$2,217*

*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Pricing Supplement dated 31 July 2023, previously filed under a report of the ADB dated 31 July 2023.

(b)		Copy of an opinion of counsel as to the legality of the Notes.

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 31 July 2023 previously filed under a report of the ADB dated 31 July 2023.

(d)	(i)	Information Statement dated 17 April 2023, previously filed under a report of the ADB dated 17 April 2023.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

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D: +1 212 225 2864
jkarpf@cgsh.com

2 August 2023

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the “Manager”) named in the terms agreement dated as of 31 July 2023 between the Asian Development Bank (the “ADB”) and the Manager (the “Terms Agreement”), in connection with the offering by ADB of U.S.$100,000,000 Floating Rate Notes due 16 June 2026 (Series No. 1293-07-2) (the “Notes”) (to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022) pursuant to ADB’s Global Medium-Term Note Program (the “Program”). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)
the Terms and Conditions of the Notes contained in the prospectus dated 9 December 2020 relating to the Program (as amended and supplemented and including the documents incorporated by reference therein) and the pricing supplement dated 31 July 2023;

Asian Development Bank, p. 2
(b)	the standard provisions dated as of 9 December 2020 and an executed copy of the Terms Agreement, each relating to the issuance of Notes by ADB;

(c)
an executed copy of the global agency agreement dated as of 28 April 2011 (as amended or supplemented from time to time, the “Global Agency Agreement”), between ADB and Citibank, N.A., as global agent (the “Global Agent”);

(d)	a specimen of the Notes;

(e)	the letter of instruction dated 31 July 2023 from ADB to the Global Agent, requesting the authentication and delivery of the Notes; and

(f)
the opinion of the General Counsel of ADB dated 2 August 2023 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 December 2020 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when duly executed and authenticated in accordance with the Global Agency Agreement and delivered and paid for in accordance with the Terms Agreement, will constitute valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

Asian Development Bank, p. 3
We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Jeffrey D. Karpf
Jeffrey D. Karpf, a Partner